Cellular Concrete Technologies Space Age Technology for an Age Old Industry

May 13, 2014

Mr. Russell Mancuso, Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:            Cellular Concrete Technologies, Inc.
Amendment No. 6 to Form 8-K
Filed March 4, 2014
File No. 000-54612

Dear Mr. Mancuso:
Thank you for your comment letter dated May 1, 2014.  The following is Cellular Concrete Technologies, Inc.'s (the "Company" or "we") response to your comment.
1.
We note your response to prior comment 2 that the activities previously depicted on your website related to "[y]our limited liability company." However, if the LLC was conducting the marketing activities and making the sales depicted on your website, it is unclear how the LLC's activities are consistent with your disclosure in your Form 8-K that "Cellular Concrete Technologies, LLC will continue its current business of research and development of the concrete technologies other than that licensed to the [registrant] for licensing and remain a research and development company and the [registrant] will commercialize (market) and sell the products utilizing the licensed technologies." Please revise your response or your Form 8-K disclosure as appropriate to clarify.

Response:
The Company, Cellular Concrete Technologies, Inc., does not believe that its Form 8-K/A is inaccurate or in need of further correction.  However, after the Staff pointed out that the website, which was the website of Cellular Concrete Technologies, LLC (the "LLC") and not the Company, appears to show that the LLC had revenues as late as April 2013. The Company has consulted with its president and has confirmed that its prior response quoted above is accurate.

The undersigned president is an officer of the Company and the LLC, and is in a position to confirm that: (1) neither company has had revenues; (2) the publicized activities of the LLC have always been beta-testing events only; and (3) the LLC has from time-to-time received some recompense of its product demonstration expenses.  The LLC has not previously commercialized or sold "the products utilizing the licensed technologies," nor has it supported any project identified on its website except in the capacity of supplying its products for field-testing purposes. The LLC acknowledges that its website did not limit its presentation of publicized to disclose that the events were merely beta-testing activities from the perspective of the LLC.  Also, to the extent that the former website of the LLC may have been viewed as implying that the LLC was operational beyond its research and development purpose and capacity, the website content has been removed. In the future the LLC will undertake to ensure that its public statements, if any, are entirely accurate.

The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,
/s Paul Falco
Paul Falco
Chief Executive Officer and Chairman

100 Pacifica Suite 130, Irvine, CA 92618 · 877-828-1954 · www.cellularconcretetechnologies.com